Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund)

(the “Fund”)

Class A Shares

Class I Shares

Supplement dated January 29, 2026 to the Prospectus and Statement of Additional Information (“SAI”) dated July 25, 2025, as in effect and as may be amended from time to time

This supplement amends certain information in the Prospectus and SAI. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and SAI.

At a Special Meeting of Shareholders of the Fund held on January 29, 2026, shareholders approved the new investment advisory agreement (the “New Advisory Agreement”) between the Fund and Evanston Capital Management, LLC (“ECM”). As previously disclosed to shareholders, ECM is currently serving as the Adviser to the Fund pursuant to an interim advisory agreement between the Fund and ECM, effective as of January 8, 2026. The New Advisory Agreement will not result in any material changes to the Fund’s investment objective and principal investment strategies or to its portfolio management.

Accordingly, the Fund’s Prospectus and SAI are revised as follows:

All references to “North Square Investments, LLC” (“NSI”) as the Fund’s Adviser are deleted and replaced with “Evanston Capital Management, LLC,” and all references to the Adviser in the Prospectus and SAI refer to ECM.

All references to the “Sub-Adviser” are replaced with the “Adviser” and all references to the “Sub-Advisory Agreement” or references to the Adviser’s role with respect to the Sub-Adviser are deleted.

The following replaces the sub-section entitled “Advisory Agreement and Sub-Advisory Agreement” under “MANAGEMENT OF THE FUND” on page 49 of the Prospectus:

Advisory Agreement

Pursuant to the Advisory Agreement, the Fund pays, and will continue to pay, a Management Fee of 1.00% per annum to the Adviser with respect to each class of Shares. The Adviser may use its Management Fee revenue, as well as its past profits or its other resources from any other source, to make payments with respect to any expenses incurred in connection with the distribution of Shares.

Shareholders of the Fund approved the Advisory Agreement at a special meeting of shareholders held on January 29, 2026. A discussion regarding the basis for the approval of the Advisory Agreement by the Board is available in the Fund’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 31, 2025. Prior

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to January 29, 2026, ECM served as the Adviser to the Fund pursuant to an interim advisory agreement between the Fund and ECM, effective as of January 8, 2026.

The Adviser may make payments for distribution, shareholder servicing, marketing and promotional activities and related expenses out of its profits and other available sources, including profits from its relationship with the Fund. These payments are not reflected as additional expenses in the fee table contained in this Prospectus. The recipients of these payments may include affiliates of the Adviser, as well as nonaffiliated broker/dealers, insurance companies, financial institutions and other financial intermediaries through which investors may purchase Shares of the Fund. The total amount of these payments may be substantial to any given recipient and may exceed the costs and expenses incurred by the recipient for any Fund-related marketing or shareholder servicing activities. The payments described in this paragraph are often referred to as “revenue sharing payments.” Revenue sharing arrangements are separately negotiated between the Adviser and the recipients of these payments.

Revenue sharing payments create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the Fund. Investors should contact their own financial intermediary for details about revenue sharing payments it receives or may receive. Revenue sharing payments also benefit the Adviser to the extent the payments result in more assets being invested in the Fund on which fees are being charged.

Effective as of January 30, 2026, the following additional change is made to the Prospectus:

Each prospective investor in the Fund will not be required to certify that such individual or entity is an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended. All references to “accredited investor” and related investor qualification criteria are hereby deleted in the Prospectus.

Please retain this Supplement for future reference.

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